EXHIBIT 99.1

Valour Enters Swiss Market with HBAR and ICP Staking ETP Listings on SIX Swiss Exchange

•	Valour Launches First Products on SIX Swiss Exchange: Valour has officially entered the Swiss market with the listing of two staking ETPs - 1Valour Hedera (HBAR) and 1Valour Internet Computer (ICP) - on the SIX Swiss Exchange.
•	Access to Native Yield Through Regulated ETPs: Both products offer secure, transparent, and regulated exposure to HBAR and ICP, while integrating native staking rewards directly into their structure.
•	Accelerating Toward 100 ETPs in Europe: With this launch, Valour now offers over 75 ETPs across Europe and continues to expand its footprint in line with its goal of reaching 100 ETPs by the end of 2025.

TORONTO, July 17, 2025 /CNW/ - DeFi Technologies (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has successfully listed two digital asset ETPs on the SIX Swiss Exchange - marking its inaugural product launch in Switzerland.

The newly listed products are:

•	1Valour Hedera (HBAR) Physical Staking (ISIN: GB00BRC6JM96)
•	1Valour Internet Computer (ICP) Physical Staking (ISIN: GB00BS2BDN04)

These cross-listed ETPs are already trading on other major European exchanges and will now be accessible to Swiss investors through their existing brokerage accounts. With competitive management fees and integrated staking rewards, both products provide secure, transparent, and regulated access to digital assets while enabling investors to benefit from native protocol yields.

About the Listed Products

1Valour Hedera (HBAR) Physical Staking
 HBAR is the native token of the Hedera network, a high-throughput, proof-of-stake public ledger designed for enterprise-grade applications. This ETP offers investors exposure to HBAR while capturing staking rewards - distributed directly to the product and reflected in its net asset value - without requiring users to manage wallets or custodianship themselves.

1Valour Internet Computer (ICP) Physical Staking
ICP powers the Internet Computer, a decentralized network that enables secure, scalable smart contract execution and web-speed blockchain functionality. This ETP provides passive exposure to ICP while generating staking yield, enabling investors to participate in the network's native economics via a traditional financial instrument.

Executive Commentary

Johanna Belitz, Head of Nordics and DACH at Valour, commented:
 "Launching on SIX is a major milestone in our mission to democratize access to digital assets. Switzerland is one of the most forward-looking markets for regulated crypto products, and we're proud to offer investors here access to yield-bearing protocols like HBAR and ICP in a simple and compliant format."

Elaine Buehler, Head of Products at Valour, added:
 "Our debut on the SIX Swiss Exchange reflects growing institutional and retail appetite for digital asset products that generate yield. These ETPs not only give investors exposure to two high-quality blockchain ecosystems - they do so through structures designed for security, simplicity, and accessibility."

With the addition of these products on SIX, Valour continues to expand its footprint across Europe, now offering over 75 ETPs on exchanges including Spotlight (Sweden), Börse Frankfurt (Germany), Euronext (Paris and Amsterdam), and now SIX (Switzerland). The Company remains on track to reach its goal of 100 ETPs by year-end 2025.

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of 1Valour Hedera (HBAR) Physical Staking ETP, 1Valour Internet Computer (ICP) Physical Staking ETP; the development of the Internet Computer protocol, Hedera blockchain; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs;   investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 17-JUL-25